MAIL STOP 3561



								June 6, 2005




Matthew P. Kinley
President
Healthcare Acquisition Corp.
2116 Financial Center
666 Walnut Street
Des Moines, Iowa  50309


RE:	Healthcare Acquisition Corp.
	Registration Statement on Form S-1
	File No. 333-124712

Dear Mr. Kinley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. Provide disclosure in a prominent place in the prospectus
(e.g.,
the Summary) detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. In this regard, please explain the last sentence of the next to last paragraph under "Use of proceeds."
Please disclose any limits on remuneration paid following a combination. If none, please disclose. We also note that such sentence could give an appearance of inconsistency with risk factor eight. We may have further comment.

3. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us the names of all companies known to the issuer, underwriter, or their respective counsel, that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis; the Securities Act Form upon which the companies have filed; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Summary, page 1

Redemption

4. We note the statements on pages 2 and 49 that HAC may redeem the outstanding warrants only with the prior consent of Maxim Group LLC.
Please file the agreement evidencing such an arrangement as an exhibit with your next amendment. Additionally, please disclose in this section and elsewhere as appropriate whether the redemption of the warrants by HAC would include the warrants held by Maxim Group LLC as a result of the exercise of Maxim Group LLC`s 300,000 unit purchase option, and if so, discuss the conflicts of interest that result from Maxim Group LLC having the right to consent before HAC can exercise its redemption rights. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.

5. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $11.50 per share or more for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders in order for the redemption rights to apply.

Conversion Rights for Stockholders Voting to Reject a Business
Combination

6. Provide, here and elsewhere in the prospectus as appropriate, a definition for the term "Public Stockholder" as used by HAC with respect to this offering. In this context, please discuss in particular whether this term would include the "Initial Stockholder" of HAC and/or their affiliates, in the case of shares held by such persons that are acquired in the offering or pursuant to open market purchases of units or common stock.

Financial Data
7. It appears that actual working capital as of April 30, 2005 was ($90,753) due to the short term nature of the notes payable to stockholders. See Note 4 to the financial statements. Please revise.

Risk Factors, page 6

8. Please revise the subheading of risk factor nine to note that your officers and directors are currently affiliated with entities engaged in business activities similar to those intended to be conducted by you.

9. In an appropriate section of the prospectus, please specifically disclose the entities, officers, and directors to which you refer in risk factor nine.

10. If true, please revise the discussion for risk factor nine to affirmatively state that such officers and directors owe a prior fiduciary duty, as you disclose on page 42, and not simply that
"they
may have fiduciary obligations . . . ."

11. We note the possibility of the type of conflict of interest discussed in risk factor 10. In an appropriate section of the prospectus, please specifically disclose whether HAC will or may enter into a business combination with an affiliate of any of HAC`s officers or directors.

12. Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to HAC or investors in the offering. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. See especially risk factors 6, 25, 26, 30, 36, 37, and 40.

13. Please provide substantiation for the assertions contained in risk factor 31 or remove.

Use of Proceeds, page 22

14. We note your disclosure on page 23 that the warrants potentially to be purchased by Mr. Pappajohn or his designees, or by Maxim Group
LLC, will not be callable. Please disclose the basis for such treatment, both in this section and the summary, and include a risk factor for this issue and, if evidenced by a written agreement, please file such agreement as an exhibit to your next amendment.

15. We note that the agreements between HAC and the entities affiliated with its directors, filed as exhibits to your registration statement, appear to cover only "certain office and secretarial services as may be required by HAC from time to time." Please file the written documentation under which HAC is leasing office space from such entities, as disclosed in the prospectus or, if none exist, an analysis as to the basis of such agreements. We may have further comment.

16. We note your disclosure on page 24 that the loans received from your officers and directors were "used to pay a portion of the expenses of this offering, such as SEC registration fees, NASD registration fees and legal and accounting fees and expenses."
We
also note that $175,000 for loan repayment is listed as a use of net proceeds on page 22. Since SEC registration fees, NASD registration fees and legal and accounting fees and expenses are already listed as offering expenses on page 22, it appears that such $175,000 may have been accounted for twice. Please reconcile or advise as to the reasons why such treatment is correct.

Dilution, page 25

17. It appears that net tangible book value was ($90,753) at April 30, 2005 or approximately ($.06) per share, taking into account the deferred offering costs. Please revise.

Capitalization, page 26

18. We note the $175,000 in loans to stockholders that will be repaid with offering proceeds. Please revise the capitalization table to include such loans or advise as to your reasons for their non-inclusion.

Proposed Business, page 29

19. We note the statement that you may acquire "international assets or an operating business" Please disclose any criteria you will use to evaluate such international acquisitions that are different from the criteria you will use to evaluate domestic acquisitions. Additionally, please include an appropriate risk factor or factors to address the material risks presented by such an acquisition strategy and include this issue within the discussion entitled "Selection of a target business and structuring of a business combination." If appropriate, discuss in your summary section.

20. To the extent not already disclosed, please identify the factual basis for all statements contained in the factors listed under the statement "We believe that growth will be driven by the following factors:" To the extent you rely on market analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, then HAC must adopt the information as HAC`s own or provide a consent for its` use.

Effecting a Business Combination

21. We note the statement contained in risk factor 4 that HAC`s directors have agreed to be personally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by HAC for services rendered or products sold to HAC. Please elaborate upon the certain circumstances under which your directors have agreed to such an arrangement.

22. We note the statement contained under the heading "We have not identified a target business:" "To date, we have not selected any target business on which to concentrate our search for a business combination." Please expand this disclosure, if accurate, to affirmatively confirm that no agent or representative of the registrant has taken any measure, direct or indirect, to locate a target business at any time, past or present. If any party, affiliated or unaffiliated with the registrant, has approached you with a possible candidate or candidates, then so disclose or advise the staff supplemental to your disclosure. Please note that, in particular, we are not seeking simply whether a potential business combination candidate has been "selected" but, rather, are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the registrant or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the registrant. We also note similar discussion in risk factor one. Please revise such discussion in line with this comment as well. We may have further comment.

23. In the last paragraph under the heading "Selection of a target business and structuring of a business combination," we note the disclosure that HAC will not pay any finders or consulting fees to the existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the existing stockholders and their affiliates will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving HAC.

Facilities

24. Please disclose the specific office space and general and administrative services covered by the agreements with Equity Dynamics, Inc. and The Lan Group, both of which are affiliated with your various directors. The agreements with the companies attached as exhibits to the registration statement do not appear to identify the specific space or services.

Management, page 40

25. In the penultimate paragraph under "Conflicts of Interest," clarify the disclosure to affirmatively state that existing stockholders are not required to vote any shares they hold which were not owned prior to the offering in accordance with the vote of the majority of the public stockholders and that such shares may be voted either for or against the proposed business combination in the existing holder`s own discretion. In addition, clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering (whether pursuant to the offering or pursuant to open market purchases) that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved by the requisite number of stockholders.

Certain Relationships and Related Transactions, page 46

26. Please expand to disclose the benefits that will or may be received by related parties in connection with or following any combination.

Description of Securities, page 48

27. In the disclosure under the heading "Shares Eligible for Future
Sale," briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the three-year period provided for in the agreement.

28. Please provide disclosure with respect to the agreements of your directors to purchase warrants in the open market following the offering, as stated in risk factor 10.


Underwriting, page 53

29. Please confirm with respect to any electronic offer, sale or distribution of the shares, if true, that the procedures you will follow will be consistent with those previously described to and cleared by the Office of Chief Counsel.

30. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

31. Please advise us whether HAC or the underwriters intend to conduct a directed share program in conjunction with this offering.

Financial Statements

32. All negative and loss amounts should be bracketed in the financial statements and throughout the text.

33. Your attention is directed to section 210.3-12 of Regulation
S-X
and the possible need for updated financial statements and related disclosures.

34. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399.



      Sincerely,



John Reynolds
Assistant Director


cc: 	Stuart Neuhaser (by facsimile)
      	(212) 370-7889



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Matthew P. Kinley
Healthcare Acquisition Corp.
June 6, 2005
Page 1